

Mail Stop 3561

February 11, 2016

Via E-mail
Mr. David Jaffe
Chief Executive Officer
Ascena Retail Group, Inc.
933 MacArthur Boulevard
Mahwah, NJ 07430

      Re: Ascena Retail Group, Inc.
             Form 10-K for the Fiscal Year Ended July 25, 2015
             Filed September 16, 2015
             Form 8-K
             Filed December 1, 2015
             File No. 000-11736

Dear Mr. Jaffe:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed December 1, 2015
Exhibit 99
Notes to Unaudited Condensed Consolidated Financial Information
Note 3. Supplemental Information, page 11

1.   We note you present full GAAP to Non-GAAP Adjusted Statements of Earnings for the three months ended October 24, 2015 and October 25, 2014. Please note that the presentation of a full non-GAAP income statement may place undue prominence to the non-GAAP information and may give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please confirm to us that you will not present non-GAAP consolidated income statements in future filings. Please refer to Question 102.10 of the Non-GAAP Financial Measures Codification and Disclosure Interpretation that is available on our website at

http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm As an alternative, you may present a non-GAAP performance measure reconciled to the most comparable measure calculated in accordance with GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3650 with any other questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and
Mining